

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2020

Peter A. Reed
Chief Executive Officer
Great Elm Capital Group, Inc.
800 South Street, Suite 230
Waltham, MA 02453

> **Re: Great Elm Capital Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 27, 2020**
> **File No. 333-237419**

Dear Mr. Reed:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. This registration statement appears to cover shares representing approximately 73% of your currently outstanding common stock and an even higher percentage of the shares outstanding held by non-affiliates. Also, 13,687,498 of the 18,473,384 shares being registered underlie securities that were sold approximately one month before the date of filing in a transaction that appeared to have significant participation among affiliates. In this regard, we note that the shares being offered by Northern Right Capital Management, L.P., Matthew Drapkin, entities affiliated with Eric Scheyer, and Long Ball Partners, LLC, an affiliate of a registered broker-dealer (i.e., Imperial Capital, LLC), represent approximately 59% of the total number of shares being registered. Given the nature and size of this offering, please provide a detailed legal analysis explaining your basis for

   determining that this is a secondary offering that is eligible to be made under Rule
415(a)(1)(i) and not a primary offering. In responding, please consider the guidance set
forth in Question 612.09 of our Securities Act Rules Compliance and Disclosure
Interpretations.

   We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

   Please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Rory T. Hood